FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
31 October 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
( Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 31 October 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea 31 October 2006 THIRD QUARTER PRODUCTION REPORT September 2006
Quarterly report for the three months ended 30 September 2006. All dollar figures refer to US dollars.

CONTENTS
MANAGING DIRECTOR’S REVIEW	2

OPERATIONS REVIEW	4

EXPLORATION	4

FINANCIAL (un-audited)	5

FURTHER INFORMATION	9
Operating Highlights
•	Quarterly gold production of 127,000 oz.

•	Gold grade at 4.16 g/tonne in the quarter.

•	1.1 million tonnes of ore milled, up 20% compared with Q3 2005.

•	Material movements at a record 15 million tonnes in the quarter, up 26% compared with the June quarter 2006.

•	Sharply increased equipment availabilities.

•	Expansion projects proceeding to plan.
Financial Highlights
•	Average realised gold price of $463/oz in the quarter. Average spot price of $617/oz.

•	Hedge book reduced by 62,500 oz as scheduled.

•	Aggregate gross cash costs up 14% to $66 million due mainly to increased fuel costs.
Outlook
•	On track for final quarter production of 205,000 — 215,000 ozs.

•	Gold grade to increase to an average 6.5 g/tonne in Q4.

•	Revenues to benefit from continued strong gold price.
Mine performance
785 Availability
2006 Third Quarter Production Report Page 1 of 9

The benefits of the many operational changes implemented over the past 12 months are becoming evident.
LIHIR GOLD LIMITED 069 803 998 Incorporated in Papua New Guinea
MANAGING DIRECTOR’S REVIEW
Lihir Gold Ltd continued to make good progress in the September quarter.
The benefits of the many operational changes implemented over the past 12 months are becoming evident. In particular:
•	Material movements in the quarter were at an all time record, at 15 million tonnes.

•	Machinery availabilities have improved sharply across the board following improvements to maintenance operations. Availability of 785 Caterpillar trucks increased to more than 84% in September, from 72% in the first half of the year.

•	Mill throughput, at 1.1 million tonnes, was up 26% from the June quarter.

•	Autoclave throughput increased from 176 tonnes per operating hour per autoclave in Q2 to 185 tonnes per operating hour per autoclave in the quarter.
These key operating parameters confirm that steady progress is being made in reshaping the organisation, improving efficiency and productivity.
Gold production in the quarter was 127,300 ounces, despite grade being below plan at 4.16 grams per tonne.
The lower grade was a function of the stage of mine development. While excellent progress was made in developing the pit, mining in the key Phase Seven had not yet reached the core high grade segments of the ore body at the end of the quarter. Gold grade was therefore inconsistent as mining moved through the halo of ore on the perimeter of the high grade zone.
Outside of Phase Seven, work continued on the development of other Phases, especially Phase Six, which will provide the bulk of ore for the mill in 2007, and is now well ahead of schedule. Progress in mining was assisted by additional equipment, including three trucks and one shovel commissioned in the second quarter and in service for the full three months to the end of September. A fourth additional truck was commissioned in July. The larger operational footprint in Phase Six also helped to lift productivity, as did generally favourable weather conditions in the quarter.
In the process plant, tonnes milled increased to 1.1 million tonnes, which was the third best quarterly throughput on record. Autoclave throughput was lifted to more than 185 tonnes per operating hour, which was partly offset by a reduction in gold recovery rates to 89.7%, but resulted in a net increase in gold production.
Record material movements
(Mt)
2006 Third Quarter Production Report Page 2 of 9

Looking beyond the current year, expansion projects continue to proceed well, positioning the company for increased production and reducing unit costs.
LIHIR GOLD LIMITED 069 803 998 Incorporated in Papua New Guinea
Financial Performance
Revenues of $49 million were recorded for the three months to September. The average cash price received during the quarter was $463 an ounce, including 55,622 ounces sold at an average spot price of $617, and 62,500 ounces delivered into hedges at $325 an ounce.
Forward gold commitments at the end of September had been reduced to 1.55 million ounces, including the 480,000 ounces gold loan. This is equivalent to less than 4% of resources and 8% of reserves. The current delivery schedule should see the total forward commitments reduce to less than 1 million ounces during 2008.
Increased material movements and rising oil prices led to rising costs in the quarter, despite continued rigorous cost control. Aggregate gross cash costs rose by 14% to $66 million. After deferrals of stockpiling and mining costs, total cash costs increased by 9% to $46 million.
Outlook
Mining activity reached the higher grade core of the deposit in Phase Seven in late October, with grades in excess of 7 grams per tonne encountered. The slight delay in access to higher grade ore will lead to production in the final quarter being approximately 205,000 — 215,000 ounces. This will be the first time the company has achieved quarterly production exceeding 200,000 ounces. Full year production will be between 630,000 and 640,000 ounces.
Aggregate gross cash costs are expected to remain fairly stable in the final quarter. The combination of increased production and steady costs should see unit costs fall sharply in the final quarter, to approximately $320 an ounce. For the full year, gross cash costs per ounce are expected to be at approximately $400 an ounce.
Looking beyond the current year, expansion projects continue to proceed well, positioning the company for increased production and reducing unit costs.
Progress in the construction of the flotation circuit continued and it remains on schedule for commissioning to begin in the first quarter of 2007. The expansion of the geothermal power station through the addition of two turbines is close to completion.
As previously advised, the company is undertaking studies to identify avenues to lift annual production to beyond 1 million ounces. This analysis is expected to be completed by the end of the year, and is likely to proceed to a full feasibility study being conducted in 2007.
Since the completion of the quarter, the company has announced a merger with Ballarat Goldfields. The merger, and subsequent development will lead to substantially increased production from the combined company, and diversification of operations. The merger requires the approval of Ballarat shareholders at a meeting expected to be held in January.
These initiatives, both on the island of Lihir and in Australia, augur well for the long term growth and prosperity of the company, and we remain confident will deliver increased shareholder returns.
Arthur Hood
Managing Director
2006 Third Quarter Production Report Page 3 of 9

Material movements in the period totalled 15 million tonnes, which is a record for the company.
LIHIR GOLD LIMITED 069 803 998 Incorporated in Papua New Guinea
OPERATIONS REVIEW
Production
(i) Mining
Mining activity in the quarter was focused on developing Phase Seven of the Lienetz pit, which is providing the bulk of high grade ore in the current quarter, and pre-stripping Phase Six, which will be the main source of ore in 2007.
Mining at the start of the period was running behind schedule in Phase Seven, due to the impact of geothermal activity encountered in the second quarter. This required new safety procedures to be introduced to detect potential geothermal hazards. Increased familiarity with the revised mining procedures enabled faster progress to be made during the quarter, and the shortfall was recovered. Progress in Phase Six is running well ahead of plan.
Material movements in the period totalled 15 million tonnes, which is a record for the company. Operations are on track to achieve total material movements for the year of 54 million tonnes.
The strong mining performance can be attributed to:
•	Improved maintenance practices leading to increases in truck and shovel availability.

•	Additional mining equipment introduced in the second quarter.

•	A larger operational footprint in Phase Six enabled higher productivity to be achieved.

•	Favourable weather conditions, with relatively low rainfall in the quarter.
Mining reached the periphery of the high grade ore zones in Phase Seven towards the end of the quarter. While the overall ounces of gold in these ore blocks was higher than expected, there were fewer segments of consistently higher grade material, above 5.5 grams per tonne. This made the selection of high grade blocks more difficult in this transitional zone, leading to the average grade of feed to the mill being slightly below plan. This was offset, however, by mining and milling more tonnes of material.
(ii) Processing
Gold production for the quarter was 127,300 ounces. Production was affected by lower than expected gold grades at 4.16 grams per tonne. This was offset by higher tonnages of material through the mill.
Ore processed increased to 1.1 million tonnes, which is the third best quarter on record for the company. Recovery rates reduced marginally to 89.7%, due to the increase in autoclave throughput. Autoclave operating times are on track to achieve record operating time of greater than 89% for the year.
Planning and recruitment for commissioning of the flotation circuit in Q1 of 2007 is well advanced and it is expected the majority of additional operational personnel will be on site by year end to participate in pre-commissioning activities.
EXPLORATION
Exploration spending in the quarter totalled approximately $1.5 million and was focussed on in fill drilling in each of the three ore bodies, and exploration for geothermal steam reserves.
2006 Third Quarter Production Report Page 4 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FINANCIAL (UN-AUDITED)
Strong mill performance
Mill throughput (tonnes, 000)
Gold Revenue
Revenue for the quarter was $49.0 million and included $773,000 from carbon credit trading accruals.
During the quarter, 118,122 ounces of gold were sold at an average cash price of $463 an ounce. That included 55,622 ounces at an average spot price of $617, and 62,500 ounces delivered into hedges at $325 an ounce. The number of ounces sold was lower than ounces produced due to a rebuilding of inventories in the quarter.
Deferral of hedges and movements in fair value of the hedge book brought to account reduced stated revenues by $55 per ounce, although these were non-cash movements.
Realised revenues for the quarter and comparisons with previous quarters and year were:

All hedges are	Third	Second	First	Fourth	Third	Second	2005
US dollar	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Year
denominated	2006 ($/oz)	2006 ($/oz)	2006 ($/oz)	2005 ($/oz)	2005 ($/oz)	2005 ($/oz)	($/oz)
Cash sales	463	508	524	493	407	362	412

Deferred hedging gains/losses*	(55)	(47)	(24)	(28)	6	(20)	(32)

Total	408	461	500	465	413	342	380

Average spot price	617	617	560	503	447	433	469

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on all contracts.
2006 Third Quarter Production Report Page 5 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Hedging and Gold Loan
The hedge book and gold loan commitment profile at 30 September is shown in the following table:

	Hedging and Gold Loan Position at 30 September 2006
	Forwards		Put Options		Call Options		Gold Repayments
Period	Ounces	Price	Ounces	Price	Ounces	Price	Ounces
Q4 2006	55,000	$345.33	19,000	$315.00	19,000	$307.00	—
2006 balance	55,000	$345.33	19,000	$315.00	19,000	$307.00	—
Q1 2007	47,500	$327.56	19,000	$315.00	19,000	$307.00	—
Q2 2007	10,000	$339.40	19,000	$315.00	19,000	$307.00	—
Q3 2007	15,000	$324.40	19,000	$315.00	19,000	$307.00	30,000
Q4 2007	42,500	$333.20	19,000	$315.00	19,000	$307.00	30,000
Total 2007	115,000	$330.26	76,000	$315.00	76,000	$307.00	60,000
2008	145,000	$327.12	—	—	—	—	100,000
2009	240,000	$371.67	—	—	—	—	130,000
2010	240,000	$371.67	—	—	—	—	100,000
2011	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	—	—	26,000	$375.00	26,000	$375.00	—
2013	—	—	26,000	$375.00	26,000	$375.00	—
Total	915,000	$357.82	160,000	$339.38	160,000	$334.63	480,000
During the third quarter the hedge book was reduced with the delivery of 62,500 ounces into hedge commitments. The company intends to continue its policy of delivering into its hedge commitments throughout 2006, however the bulk of production will be sold at spot prices.
In the final quarter of 2006, a further 74,000 ounces will be delivered into hedge commitments.
2006 Third Quarter Production Report Page 6 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Expenses
Gross cash costs increased 14% to $66.2 million in the quarter, reflecting the additional costs associated with increased material movements and plant throughput, and rising fuel prices.
Mining costs per tonne were steady at $1.94, but material movements rose by some 3 million tonnes. Improved fleet efficiencies were offset by higher diesel prices during the quarter and some additional one-off maintenance expenses.
Other general mining costs continue to rise, including tyre prices and maintenance consumables.
Power generation costs also increased during the quarter. The price of heavy fuel oil has increased by more than 20% during the year to date. Power costs also were affected by the shutdown of the 6MW geothermal power station, which is being relocated to enable mining to proceed in Phase Six.
The combination of rising costs and lower gold production in the quarter led to higher unit costs. However, this should correct in the last quarter as production reaches record levels.
Aggregate Cash Costs

	Third	Second	First	Fourth	Third	Second	Change	Change
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Q3 ’06	Q3 ’06
	2006	2006	2006	2005	2005	2005	From	From
	US$m	US$m	US$m	US$m	US$m	US$m	Q2 ’06	Q3 ’05
Gross cash cost	66.2	57.9	62.7	54.6	52.5	60.0	+14%	+26%

Deferred mining costs	(13.8)	(15.9)	(17.9)	(16.4)	(9.3)	10.3	—	—

Inventory transfers — cash	(6.4)	0.1	6.0	4.5	(1.3)	(21.0)	—	—

Total cash costs	46.0	42.1	50.8	42.7	41.9	49.3	+9%	+10%
Cash Costs per Ounce

	Third	Second	First	Fourth	Third	Second	Change	Change
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Q3 ’06	Q3 ’06
	2006	2006	2006	2005	2005	2005	From	From
	US$m	US$m	US$m	US$m	US$m	US$m	Q2 ’06	Q3 ’05
Gross cash cost	520	512	340	318	272	462	+2%	+91%

Deferred mining costs	(108)	(141)	(97)	(96)	(48)	79	—	—

Inventory transfers — cash	(51)	1	33	26	(7)	(161)	—	—

Total cash costs	361	372	276	248	217	380	-3%	+66%
2006 Third Quarter Production Report Page 7 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Production and Financial Data

							Change	Change
	Third	Second	First	Fourth	Third	Third	Q3 2006	Q3 2006
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	From	From
	2006	2006	2006	2005	2005	2006	Q2 2006	Q3 2005
Mine
- High grade ore mined	kt	1,069	446	506	655	1,324	+229%	-19%
- Economic grade ore mined	kt	1,032	344	580	345	789	+200%	+31%
- Material moved	kt	15,003	11,943	12,835	10,834	11,272	+26%	+33%
Mining costs per tonne moved	$ /t	1.94	1.94	1.80	2.09	2.02	0%	-4%
Processing
- Ore milled	kt	1,100	970	982	711	917	+13%	+20%
- Grade	g Au/t	4.16	4.02	6.31	8.54	7.45	+3%	-44%
- Recovery	%	89.7	90.3	90.4	89.4	90.5	-1%	-1%
- Gold poured	oz	127,277	113,075	184,163	171,695	193,031	+13%	-34%
Revenue
- Gold sold	oz	118,122	104,310	201,676	163,047	194,257	+13%	-39%
- Price — cash	$/oz	463	508	524	493	407	-9%	+14%
- Price — cash & non-cash*	$/oz	408	461	500	465	413	-11%	-1%
Costs
- Gross cash cost	$/oz	520	512	340	318	272	+2%	+91%
- Deferred mining costs	$/oz	(108)	(141)	(97)	(96)	(48)
- Inventory transfers — cash	$/oz	(51)	1	33	26	(7)
Total cash costs	$/oz	361	372	276	248	217	-3%	+66%
- Depreciation & amortisation	$/oz	61	63	52	60	49
- Inventory transfers — non-cash	$/oz	(14)	(13)	(5)	(8)	(7)
Total production costs	$/oz	408	422	323	300	259	-3%	+58%

*	Non-cash item includes fair value gains and losses on all contracts.
2006 Third Quarter Production Report Page 8 of 9

LIHIR GOLD LIMITEDARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
Manager Investor Relations
Tel:+61 73318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300 552 270 or + 61 3 9615 5970
Fax: +61 7 3229 9860
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depository:
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel:+1 212 815 8161
Fax:+1 212571 3050
Web site: www.adrbny.com
Principal office:
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office:
Level 9, AAMI Building
500 Queen Street
Brisbane, Australia 4000
Stock exchange listings:
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LHG)
Issued capital:
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B class shares
Directors:
Ross Garnaut — Chairman
Arthur Hood — Managing Director
John O’Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Forward Looking Statements
This release contains certain forward looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
2006 Third Quarter Production Report Page 9 of 9